UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35709 / August 11, 2025

In the Matter of

Silver Point Specialty Credit Fund Management, LLC,
Silver Point Specialty Lending Fund

Two Greenwich Plaza, Suite 1
Greenwich, CT 06830

(812-15755)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c), 18(i) AND 61(a) OF THE
ACT

Silver Point Specialty Credit Fund Management, LLC and Silver Point Specialty Lending Fund
filed an application on April 15, 2025, and an amendment to the application on May 23, 2025,
requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") granting
an exemption from sections 18(a)(2), 18(c), 18(i) and 61(a) of the Act. The order permits certain
closed-end management investment companies that have elected to be regulated as business
development companies to issue multiple classes of shares with varying sales loads and to
impose asset-based distribution and/or service fees.

On July 9, 2025, a notice of the filing of the application was issued (Investment Company Act
Release No. 35673). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly, in the matter of Silver Point Specialty Credit Fund Management, LLC, et al. (File
No. 812-15755),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c), 18(i) and 61(a) of the Act is granted, effective immediately, subject to the condition in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Vanessa A. Countryman,

Secretary.